UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated September 23, 2011

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Exhibits 99.1 through 99.6 are hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Implementing savings, executing growth”.
Exhibit 99.2	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Building a world class mining business”.
Exhibit 99.3	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Core strength, sustainable growth”.
Exhibit 99.4	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “ArcelorMittal Mining’s commercial approach”.
Exhibit 99.5	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Research and Development”.
Exhibit 99.6	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Leadership in the Automotive Steel Market”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2011

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Implementing savings, executing growth”.
Exhibit 99.2	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Building a world class mining business”.
Exhibit 99.3	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Core strength, sustainable growth”.
Exhibit 99.4	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “ArcelorMittal Mining’s commercial approach”.
Exhibit 99.5	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Research and Development”.
Exhibit 99.6	ArcelorMittal slide presentation dated and presented during “Investor Day” presentations on September 23, 2011 entitled “Leadership in the Automotive Steel Market”.